Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 11, 2008
Registration No. 333-147139

10,000,000 Shares

Common Stock

        Kohlberg Kravis Roberts & Co. L.P., DLJ Merchant Banking Partners III, or DLJMB, Seifi Ghasemi, our Chairman and Chief Executive Officer, Robert J. Zatta, our Senior Vice President and Chief Financial Officer, Thomas J. Riordan, our Senior Vice President, Law & Administration and certain other management stockholders are offering 10,000,000 shares of our common stock (up to 11,500,000 shares of our common stock if the underwriter exercises its option to purchase additional shares in full). DLJMB is an affiliate of Credit Suisse Securities (USA) LLC, which is the underwriter of this offering. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

        The underwriter proposes to offer the shares of common stock from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market or through negotiated transactions or otherwise at market prices, at prices related to prevailing market prices or at negotiated prices.

Recent Developments

        On May 21, 2008, we entered into a definitive agreement with Kemira Oyj ("Kemira") to form a joint venture that will focus on specialty titanium dioxide pigments. The joint venture will combine our titanium dioxide pigments and functional additives business, which is part of our Titanium Dioxide Pigments segment, including our production facility in Duisburg, Germany, and Kemira's titanium dioxide pigments business, including Kemira's titanium dioxide plant in Pori, Finland. The joint venture will focus on producing and marketing specialty titanium dioxide pigments for the synthetic fiber, packaging inks, cosmetics, pharmaceutical and food industries. The formation of the joint venture is subject to regulatory approval. We expect to close the joint venture in the third quarter of 2008. We will retain ownership of our water treatment business which represents the remaining portion of our Titanium Dioxide Pigments segment.

        We expect to own approximately 61% of the joint venture and Kemira will own the remaining portion. We currently expect the joint venture to purchase the assets from Kemira and us, in part, with borrowings under a term loan of up to €300 million (or $469 million based upon the June 9, 2008 exchange rate of €1.00=$1.5647). In addition, the joint venture currently expects to enter into a €30 million revolving credit facility (or $47 million based upon the same exchange rate) to finance its operations. The joint venture is also expected to assume a note payable related to certain Kemira pension assets of approximately €23.2 million (or $36.3 million based upon the same exchange rate). We expect to receive a cash payment funded from the term loan borrowings based on our ownership percentage. In the event we and Kemira are unable to negotiate terms of the term loan that are satisfactory to Kemira and us, we and Kemira may develop an alternative capital structure, contribute cash to the joint venture, reduce the amount of indebtedness incurred by the joint venture and/or revise the ownership structure of the joint venture.

        We estimate that, on a pro forma basis, the joint venture would have had pro forma revenues of approximately €556 million (or $762 million based upon the 2007 average exchange rate of €1.00 =$1.3709) for the year ended December 31, 2007, as if the transaction had occurred on January 1, 2007. This pro forma revenue data is provided for illustrative purposes only and is not necessarily indicative of the results of operations of future periods or the revenues that actually would have been realized had the joint venture been operating during this period. We expect, based on information currently available, that we will consolidate the joint venture and report Kemira's interest as a minority interest in our consolidated financial statements. We are currently in the preliminary stages of gathering information for the fair value appraisal of the assets contributed by Kemira and the joint venture as a whole. If we determine that it is appropriate to consolidate the joint venture, the net assets contributed by Kemira will be recorded at fair value while the net assets contributed by us will continue to be recorded at historical book value, subject to any asset impairment determination. The accounting treatment for the joint venture is subject to change based upon further analysis, additional facts as they become available and the closing of the joint venture.

        The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov . Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-800-221-1037.